

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via Email
John W. Chamberlain
Chief Executive Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

> **Re: American Assets Trust, Inc.**
> **Form 10-K**
> **Filed March 9, 2012**
> **File No. 001-35030**

Dear Mr. Chamberlain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Lease Expirations, page 42

1.   We note that you have a significant amount of lease expirations in each of the next five years. We also note your disclosure of the annualized base rent per leased square foot. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Revenue Base, page 51

2.   We note that a significant portion of your leases are on a triple-net lease basis. In future filings, please describe how you monitor tenant credit quality and identify and material changes in quality.

Real Estate, page 54

3.   In future filings please include additional analysis of your capitalized expenditures by disclosing amounts capitalized for new development, redevelopment/renovations, tenant allowances and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

4.   Please clarify what types of pre-construction and construction costs are capitalized to real estate. Please also tell us the methodology used to allocate salaries and related personnel costs to each specific asset and the amount of payroll that was capitalized of deferred in the past three years. Finally, please quantify the amount of interest capitalized for each period presented in accordance with ASC 835-20-50-1.

Net Operating Income, page 77

5.   We note your discussion of NOI on page 77. Please expand your disclosure in future periodic reports to disclose in detail how NOI is defined. For example, please clarify whether it includes tenant improvements and leasing commissions, ground rent, lease termination fees or property marketing costs.

Consolidated Statements of Operations, page F-4

6.   Please explain the following adjustments to net income to arrive at net income attributable to American Assets Trust, Inc.'s stockholders: 1) Net loss attributable to Predecessor's noncontrolling interests in consolidated real estate entities and 2) Net income attributable to Predecessor's controlled owners' equity. In addition please show us how the amounts were calculated.

Consolidated Statements of Equity, page F-5

7.   Please explain why a majority of the net income for 2011 was allocated to the Predecessor.

Note 10. Equity, page F-32

Noncontrolling Interests, page F-32

8.   Given the redemption features associated with the OP units, please tell us what consideration you gave to recognizing the units outside of permanent equity in accordance with ASC 480.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief